                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                          MicroStrategy Incorporated
       -----------------------------------------------------------------
                               (Name of Issuer)

                            Common Stock - Class A
       -----------------------------------------------------------------
                        (Title of Class of Securities)


                                   594972101
                    ---------------------------------------
                                (CUSIP Number)


                               December 31, 2000
      -------------------------------------------------------------------
             Date of Event Which Requires Filing of the Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                     ---------------------
  CUSIP No. 594972101                 13G                   Page 2 of 16 Pages
----------------------                                     ---------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Citadel Limited Partnership
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3.


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Illinois limited partnership
      U.S.A.
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   6,000 shares of Series A Convertible Preferred Stock
                             (convertible into 1,466,365 shares of Class A Common Stock)/1/2//
                                           - -
     OWNED BY             1,173,480 shares of Class A Common Stock
                          50 call options (exercisable into 5,000 shares of
                              Class A Common Stock at $20 per share and expiring on January 20, 2001)
                          200 call options (exercisable into 20,000 shares of
                              Class A Common Stock at $17.50 per share and
                              expiring on April 21, 2001)
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          0
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          See Row 6 above.
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/2//
10.                                                                         -
                                                                      [X]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.   Approximately 9.99% as of December 31, 2000./2// (Based on 25,208,764
                                                   -
      shares of Class A Common Stock issued and outstanding as of November 1, 2000, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock referred to in Row 6 above.)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      PN; HC
------------------------------------------------------------------------------

______________

/1// The Series A Convertible Preferred Stock also accrues dividends at a rate
 -
of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, quarterly beginning on December 18, 2000. See Footnote 2 in Item 4.

/2// Pursuant to the terms of the Series A Convertible Preferred Stock, the
 -
Reporting Person cannot be the "beneficial owner" of more than 9.99% of the Class A Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

 ---------------------                                     ---------------------
  CUSIP NO. 594972101                 13G                   Page 3 of 16 Pages
 ---------------------                                     ---------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name GLB Partners, L.P.
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3.


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
          Delaware limited partnership
          U.S.A.
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   6,000 shares of Series A Convertible Preferred Stock
                             (convertible into 1,466,365 shares of Class A Common Stock)/1/2//
                                           - -
     OWNED BY             1,173,480 shares of Class A Common Stock
                          50 call options (exercisable into 5,000 shares of
                             Class A Common Stock at $20 per share and expiring on January 20, 2001)
                          200 call options (exercisable into 20,000 shares of
                             Class A Common Stock at $17.50 per share and
                             expiring on April 21, 2001)
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          0
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          See Row 6 above.
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/2//
10.                                                                         -
                                                                      [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.   Approximately 9.99% as of December 31, 2000./2// (Based on 25,208,764
                                                   -
      shares of Class A Common Stock issued and outstanding as of November 1, 2000, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock referred to in Row 6 above.)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      PN; HC
------------------------------------------------------------------------------

______________

/1// The Series A Convertible Preferred Stock also accrues dividends at a rate
 -
of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, quarterly beginning on December 18, 2000. See Footnote 2 in Item 4.

/2// Pursuant to the terms of the Series A Convertible Preferred Stock, the
 -
Reporting Person cannot be the "beneficial owner" of more than 9.99% of the Class A Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

 ---------------------                                     -------------------
  CUSIP No. 594972101                 13G                   Page 4 of 16 Pages
 ---------------------                                     -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Citadel Investment Group, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
          Delaware limited liability company
          U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   6,000 shares of Series A Convertible Preferred Stock
                              (convertible into 1,466,365 shares of Class A Common Stock)/1/2//
                                            - -
     OWNED BY             1,173,480 shares of Class A Common Stock
                          50 call options (exercisable into 5,000 shares of
                              Class A Common Stock at $20 per share and
                              expiring on January 20, 2001)
                          200 call options (exercisable into 20,000 shares of
                              Class A Common Stock at $17.50 per share and
                              expiring on April 21, 2001)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/2//
10.                                                                         -
                                                                      [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.   Approximately 9.99% as of December 31, 2000./2// (Based on 25,208,764
                                                   -
      shares of Class A Common Stock issued and outstanding as of November 1, 2000, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock referred to in Row 6 above.)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      OO; HC
------------------------------------------------------------------------------

______________

/1// The Series A Convertible Preferred Stock also accrues dividends at a rate
 -
of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, quarterly beginning on December 18, 2000. See Footnote 2 in Item 4.

/2// Pursuant to the terms of the Series A Convertible Preferred Stock, the
 -
Reporting Person cannot be the "beneficial owner" of more than 9.99% of the Class A Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

 ---------------------                                     -------------------
  CUSIP No. 594972101                 13G                   Page 5 of 16 Pages
 ---------------------                                     -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Kenneth Griffin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      U.S. Citizen
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   6,000 shares of Series A Convertible Preferred Stock
                              (convertible into 1,466,365 shares of Class A Common Stock)/1/2//
                                            - -
     OWNED BY             1,173,480 shares of Class A Common Stock
                          50 call options (exercisable into 5,000 shares of
                              Class A Common Stock at $20 per share and
                              expiring on January 20, 2001)
                          200 call options (exercisable into 20,000 shares of
                              Class A Common Stock at $17.50 per share and
                              expiring on April 21, 2001)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/2//
10.                                                                         -
                                                                      [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.   Approximately 9.99% as of December 31, 2000./2// (Based on 25,208,764
                                                   -
      shares of Class A Common Stock issued and outstanding as of November 1, 2000, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock referred to in Row 6 above.)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      IN
------------------------------------------------------------------------------

______________

/1// The Series A Convertible Preferred Stock also accrues dividends at a rate
 -
of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, quarterly beginning on December 18, 2000. See Footnote 2 in Item 4.

/2// Pursuant to the terms of the Series A Convertible Preferred Stock, the
 -
Reporting Person cannot be the "beneficial owner" of more than 9.99% of the Class A Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

----------------------                                     ---------------------
  CUSIP No. 5949720101                13G                   Page 6 of 16 Pages
----------------------                                     ---------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Wellington Partners Limited Partnership
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3.


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Illinois limited partnership
      U.S.A.
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   6,000 shares of Series A Convertible Preferred Stock
                             (convertible into 1,466,365 shares of Class A Common Stock)/1/2//
                                           - -
     OWNED BY             1,173,480 shares of Class A Common Stock
                             50 call options (exercisable into 5,000 shares of Class A Common Stock at $20 per share and expiring on January 20, 2001)
                          200 call options (exercisable into 20,000 shares of
                             Class A Common Stock at $17.50 per share and
                             expiring on April 21, 2001)
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          0
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          See Row 6 above.
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/2//
10.                                                                         -
                                                                      [X]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.   Approximately 9.99% as of December 31, 2000./2// (Based on 25,208,764
                                                   -
      shares of Class A Common Stock issued and outstanding as of November 1, 2000, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock referred to in Row 6 above.)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      PN; HC
------------------------------------------------------------------------------

______________

/1// The Series A Convertible Preferred Stock also accrues dividends at a rate
 -
of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, quarterly beginning on December 18, 2000. See Footnote 2 in Item 4.

/2// Pursuant to the terms of the Series A Convertible Preferred Stock, the
 -
Reporting Person can not be the "beneficial owner " of more than 9.99% of the Class A Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

----------------------                                     ---------------------
  CUSIP No. 5949720101                13G                   Page 7 of 16 Pages
----------------------                                     ---------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Wingate Capital Ltd.
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3.


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
          Cayman Islands company
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   6,000 shares of Series A Convertible Preferred Stock
                             (convertible into 1,466,365 shares of Class A Common Stock)/1/2//
                                           - -
     OWNED BY             1,173,480 shares of Class A Common Stock
                             50 call options (exercisable into 5,000 shares of Class A Common Stock at $20 per share and expiring on January 20, 2001)
                          200 call options (exercisable into 20,000 shares of
                             Class A Common Stock at $17.50 per share and
                             expiring on April 21, 2001)
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          0
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          See Row 6 above.
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/2//
10.                                                                         -
                                                                      [X]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.   Approximately 9.99% as of December 31, 2000./2// (Based on 25,208,764
                                                   -
      shares of Class A Common Stock issued and outstanding as of November 1, 2000, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock referred to in Row 6 above.)

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      CO
--------------------------------------------------------------------------------

______________

/1// The Series A Convertible Preferred Stock also accrues dividends at a rate
 -
of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, quarterly beginning on December 18, 2000. See Footnote 2 in Item 4.

/2// Pursuant to the terms of the Series A Convertible Preferred Stock, the
 -
Reporting Person can not be the "beneficial owner" of more than 9.99% of the Class A Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

 ---------------------                                     -------------------
  CUSIP NO. 594972101                 13G                   Page 8 of 16 Pages
 ---------------------                                     -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Kensington Global Strategies Fund, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
          Bermuda company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   6,000 shares of Series A Convertible Preferred Stock
                              (convertible into 1,466,365 shares of Class A Common Stock)/1/2//
                                            - -
     OWNED BY             1,173,480 shares of Class A Common Stock
                          50 call options (exercisable into 5,000 shares of
                              Class A Common Stock at $20 per share and
                              expiring on January 20, 2001)
                          200 call options (exercisable into 20,000 shares of
                              Class A Common Stock at $17.50 per share and
                              expiring on April 21, 2001)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/2//
10.                                                                         -
                                                                      [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.   Approximately 9.99% as of December 31, 2000./2// (Based on 25,208,764
                                                   -
      shares of Class A Common Stock issued and outstanding as of November 1, 2000, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      CO; HC
------------------------------------------------------------------------------

______________

/1// The Series A Convertible Preferred Stock also accrues dividends at a rate
 -
of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, quarterly beginning on December 18, 2000. See Footnote 2 in Item 4.

/2// Pursuant to the terms of the Series A Convertible Preferred Stock, the
 -
Reporting Person cannot be the "beneficial owner" of more than 9.99% of the Class A Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

 ---------------------                                     -------------------
  CUSIP NO. 594972101                 13G                   Page 9 of 16 Pages
 ---------------------                                     -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Fisher Capital Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Cayman Islands company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   6,000 shares of Series A Convertible Preferred Stock
                              (convertible into 1,466,365 shares of Class A Common Stock)/1/2//
                                            - -
     OWNED BY             1,173,480 shares of Class A Common Stock
                          50 call options (exercisable into 5,000 shares of
                              Class A Common Stock at $20 per share and
                              expiring on January 20, 2001)
                          200 call options (exercisable into 20,000 shares of
                              Class A Common Stock at $17.50 per share and
                              expiring on April 21, 2001)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/2//
10.                                                                         -
                                                                      [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.   Approximately 9.99% as of December 31, 2000./2// (Based on 25,208,764
                                                   -
      shares of Class A Common Stock issued and outstanding as of November 1, 2000, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      CO
------------------------------------------------------------------------------

______________

/1// The Series A Convertible Preferred Stock also accrues dividends at a rate
 -
of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, quarterly beginning on December 18, 2000. See Footnote 2 in Item 4.

/2// Pursuant to the terms of the Series A Convertible Preferred Stock, the
 -
Reporting Person can not be the "beneficial owner" of more than 9.99% of the Class A Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

-------------------                               -------------------
Cusip No. 594972101            13G                Page 10 of 16 Pages
-------------------                               -------------------

Item 1(a)      Name of Issuer:   MICROSTRATEGY INCORPORATED

     1(b)      Address of Issuer's Principal Executive Offices:

                    8000 Towers Crescent Drive
                    Vienna, Virginia 22182

Item 2(a)      Name of Person Filing
Item 2(b)      Address of Principal Business Office
Item 2(c)      Citizenship

                    Citadel Limited Partnership
                    225 W. Washington
                    9/th/ Floor
                    Chicago, Illinois 60606
                    Illinois limited partnership

                    GLB Partners, L.P.
                    225 W. Washington
                    9/th/ Floor
                    Chicago, Illinois 60606
                    Delaware limited partnership

                    Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9/th/ Floor
                    Chicago, Illinois 60606
                    Delaware limited liability company

                    Kenneth Griffin
                    225 W. Washington
                    9/th/ Floor
                    Chicago, Illinois 60606
                    U.S. Citizen

                    Wellington Partners Limited Partnership
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9/th/ Floor
                    Chicago, Illinois 60606
                    Illinois limited partnership

                    Wingate Capital Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9/th/ Floor
                    Chicago, Illinois 60606
                    Cayman Islands company

-------------------                               -------------------
Cusip No. 594972101              13G              Page 11 of 16 Pages
-------------------                               -------------------

                    Kensington Global Strategies Fund, Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9/th/ Floor
                    Chicago, Illinois 60606
                    Bermuda company

                    Fisher Capital Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9/th/ Floor
                    Chicago, Illinois 60606
                    Cayman Islands company

     2(d)      Title of Class of Securities:

                    Class A Common Stock, par value $0.001 per share

     2(e)      CUSIP Number: 594972101.


Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a)  [__] Broker or dealer registered under Section 15 of the
                         Exchange Act;

               (b)  [__] Bank as defined in Section 3(a)(6) of the Exchange Act;

               (c)  [__] Insurance company as defined in Section 3(a)(19) of the
                         Exchange Act;

               (d)  [__] Investment company registered under Section 8 of the
                         Investment Company Act;

               (e)  [__] An investment adviser in accordance with Rule 13d-
                         1(b)(1)(ii)(E);

               (f)  [__] An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F);

               (g)  [__] A parent holding company or control person in
                         accordance with Rule 13d-1(b)(ii)(G);

               (h)  [__] A savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act;

               (i)  [__] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

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Cusip No. 594972101             13G               Page 12 of 16 Pages
-------------------                               -------------------


               (j)  [__] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1(c), check this
               box.                                                          [X]

Item 4         Ownership:

CITADEL LIMITED PARTNERSHIP
GLB PARTNERS, L.P.
CITADEL INVESTMENT GROUP, L.L.C.
KENNETH GRIFFIN
WELLINGTON PARTNERS LIMITED PARTNERSHIP
WINGATE CAPITAL LTD.
KENSINGTON GLOBAL STRATEGIES FUND, LTD.
FISHER CAPITAL LTD.

     (a)       Amount beneficially owned:

6,000 shares of Series A Convertible Preferred Stock (convertible into 1,466,365 shares of Class A Common Stock)/1/2//
                                     - -

1,173,480 shares of Class A Common Stock

50 call options (exercisable into 5,000 shares of Class A Common Stock at $20 per share and expiring on January 20, 2001)

200 call options (exercisable into 20,000 shares of Class A Common Stock at
     $17.50 per share and expiring on April 21, 2001)

     (b)       Percent of Class:

Approximately 9.99% as of December 31, 2000./2// (Based on 25,208,764 shares of
                                             -
Class A Common Stock issued and outstanding as of November 1, 2000, plus the shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock referred to in item (a) above.)

______________

/1// The Series A Convertible Preferred Stock also accrues dividends at a rate
 -
of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, quarterly beginning on December 18, 2000.

/2// See Footnote 2 in Item 4.
 -

-------------------                               -------------------
Cusip No. 594972101           13G                 Page 13 of 16 Pages
-------------------                               -------------------

     (c)       Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote:

                         0

               (ii)   shared power to vote or to direct the vote:

                      See item (a) above.

               (iii)  sole power to dispose or to direct the disposition of:

                         0

               (iv)   shared power to dispose or to direct the disposition of:

                      See item (a) above.


/2//The securities reported herein include securities that the Reporting Persons
 -
may acquire in the future through the conversion of 6,000 shares of the Series A Convertible Preferred Stock (the "Preferred Shares"), which may be converted by the Reporting Persons at any time prior to and including June 19, 2002, subject to extension under certain circumstances as described below (the "Maturity Date"), into shares of the Company's Class A Common Stock (the "Common Stock") at the conversion price described below. The number of shares of Common Stock into which the Preferred Shares are convertible as of December 31, 2000 is based on a conversion price of $33.3854. The Preferred Shares were issued on June 19, 2000. At the election of the Company, subject to certain limitations, the Maturity Date may be extended until June 19, 2004 (subject to further extension under certain circumstances).

The Conversion Price for the Preferred Shares (the "Conversion Price") initially is $33.3854 (subject to adjustment to prevent dilution). The Conversion Price is subject to an annual adjustment. If the average of the weighted average price (as reported by Bloomberg) of the Common Stock on the 10 trading days following June 19, 2001, June 19, 2002, June 19, 2003 or June 19, 2004 (each, with respect to each such date, the "Market Price") is less than the Conversion Price in effect immediately prior to such date, then on and after the 11th trading day following each such date the Conversion Price will be equal to the Market Price with respect to such date, subject to further adjustment. As a result, if the weighted average price of the Common Stock fluctuates, the number of shares of Common Stock which holders of the Preferred Shares may be deemed to beneficially own may fluctuate without any action taken by the holders of the Preferred Shares.

The Preferred Shares accrue dividends at the rate of 7% per annum from June 19, 2000, payable in cash or Common Stock at the option of the Company (with certain exceptions) quarterly, beginning on December 18, 2000. If the Company meets the necessary requirements and elects to pay dividends in shares of Common Stock, the conversion price for such dividends would be equal to 95% of the arithmetic average of the weighted average prices of the Common Stock on its principal market during the five (5) consecutive trading days immediately preceding the dividend date. As of December 31, 2000, the Preferred Shares had accrued dividends of approximately $149,590.

-------------------                               -------------------
Cusip No. 594972101            13G                Page 14 of 16 Pages
-------------------                               -------------------

Pursuant to the terms of the Preferred Shares the Company will not be required to issue more than approximately 2,358,343 shares of Common Stock to the Reporting Persons upon conversion of the Preferred Shares until the earlier of the date the Company receives shareholder approval for issuance of the Common Stock upon the conversion of the Preferred Shares and the date such issuance would not violate the rules of the principal securities market or exchange on which the Common Stock is designated or listed.

Pursuant to the terms of the Preferred Shares, the Reporting Persons cannot be "beneficial owners" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

Item 5         Ownership of Five Percent or Less of a Class:
                    Not Applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
                    Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
               Company:
                    See Item 2 above.

Item 8         Identification and Classification of Members of the Group:
                    Not Applicable.

Item 9         Notice of Dissolution of Group:
                    Not Applicable.

Item 10        Certification:

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-------------------                               -------------------
Cusip No. 594972101            13G                Page 15 of 16 Pages
-------------------                               -------------------

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 12th day of February, 2001   /s/ Kenneth Griffin
                                        -------------------------------------
                                        Kenneth Griffin

CITADEL LIMITED PARTNERSHIP                  CITADEL INVESTMENT GROUP, L.L.C.

By:  GLB Partners, L.P.,                By:  /s/ Kenneth Griffin
     its General Partner                     ---------------------------------
                                             Kenneth Griffin, President

By:  Citadel Investment Group, L.L.C.,
     its General Partner                WINGATE CAPITAL LTD.

By:  /s/ Kenneth Griffin                By:  Citadel Limited Partnership,
     ---------------------------------       its Trading Manager
     Kenneth Griffin, President

GLB PARTNERS, L.P.                      By:  GLB Partners, L.P.,
                                             its General Partner
By:  Citadel Investment Group, L.L.C.,
     its General Partner                By:  Citadel Investment Group, L.L.C.,
                                             its General Partner
By:  /s/ Kenneth Griffin
     ---------------------------------
     Kenneth Griffin, President         By:  /s/ Kenneth Griffin
                                             ---------------------------------
                                             Kenneth Griffin, President

WELLINGTON PARTNERS LIMITED             FISHER CAPITAL LTD.
PARTNERSHIP

By:  Citadel Limited Partnership,       By:  Citadel Limited Partnership,
     its General Partner                     its Trading Manager

By:  GLB Partners, L.P.,                By:  GLB Partners, L.P.,
     its General Partner                     its General Partner

By:  Citadel Investment Group, L.L.C.,  By:  Citadel Investment Group, L.L.C.,
     its General Partner                     its General Partner

By:  /s/ Kenneth Griffin                By:  /s/ Kenneth Griffin
     ---------------------------------       ---------------------------------
     Kenneth Griffin, President              Kenneth Griffin, President

-------------------                               -------------------
Cusip No. 594972101            13G                Page 16 of 16 Pages
-------------------                               -------------------


KENSINGTON GLOBAL STRATEGIES
FUND, LTD.

By:  Citadel Limited Partnership,
     its Trading Manager

By:  GLB Partners, L.P.,
     its General Partner

By:  Citadel Investment Group, L.L.C.,
     its General Partner


By:  /s/ Kenneth Griffin
     ----------------------------
     Kenneth Griffin, President